October 27, 2015

Deborah O’Neal-Johnson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

RE:Elkhorn ETF Trust
           File Nos.: 333-201473; 811-22926

Dear Ms. O’Neal-Johnson:

 On behalf of the Elkhorn ETF Trust (the “Registrant”), we are transmitting a response to a comment regarding the Registrant’s registration statement on Form N-1A (the “Registration Statement”).  The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2015 for the purpose of registering shares of the Elkhorn S&P US Preferred Aristocrats Portfolio (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).  On October 5, 2015, you provided oral comments regarding the Registration Statement during a conference call with our Firm.  On October 19, 2015, we filed correspondence with the Commission regarding your comment to please address the use of the term “aristocrats” in the name of the Fund and the ability of the Fund to hold preferred stocks with the minimum investment grade credit rating issued by S&P, Moody’s, and/or Fitch.  For convenience, we reproduce our October 19, 2015 response here:

Response: We removed the term “aristocrats” from the name of the Fund and the Index.  The name of the Fund is now proposed to be the “Elkhorn S&P Preferred Thoroughbreds ETF.”  Please also note that the Index as described in the Registration Statement (which has been renamed the S&P U.S. High Quality Preferred Stock Index), in addition to minimum credit ratings criteria, is designed to meet minimum size, liquidity and type of issuance criteria.

On October 22, 2015, we received confirmation from you that the proposed name changes would be sufficient.  The Registrant now proposes to change the name of the Fund to the “Elkhorn S&P High Quality Preferred ETF.”  The name of the Index will remain the “S&P U.S. High Quality Preferred Stock Index.”

If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By: /s/Walter L. Draney
Walter L. Draney